==============================================================================
                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                FORM 12b-25
                        NOTIFICATION OF LATE FILING
                                                SEC FILE NUMBER
                                                CUSIP NUMBER 878240407
(Check One):
--------------
[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR
For Period Ended:  March 31, 2000
                   ------------------
--------------------------------------------------------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
--------------------------------------------------------------------------------
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
      If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    (Not applicable)
==============================================================================
PART I -- REGISTRANT INFORMATION
--------------------------------------------------------------------------------

Full Name of Registrant      Tech Electro Industries, Inc.

Former Name if Applicable

                             477 Madison Avenue, 24th Floor
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                             New York, New York 10022
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)
      |  (a)      The reasons described in reasonable detail in Part
      |           III of this form could not be eliminated without
      |           unreasonable effort or expense;
      |
      |  (b)      The subject annual report, semi-annual report,
      |           transition report on Form 10-K, Form 20-F, 11-K,
[X}   |           Form N-SAR, or portion thereof, will be filed on
      |           or before the fifteenth calendar day following the
      |           prescribed due date; or the subject quarterly
      |           report of transition report on Form 10-Q, or
      |           portion thereof will be filed on or before the
      |           fifth calendar day following the prescribed due
      |           date; and
      |
      |  (c)      The accountant's statement or other exhibit
      |           required by Rule 12b-25(c) has been attached if
                  applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     The Registrant's auditor is still in the process of reviewing and verifying information contained within Form 10-QSB. The Registrant will file its Quarterly Report on Form 10-QSB as soon as possible, and in any event no later than the fifth calendar day following the prescribed due date for such report.


PART IV -- OTHER INFORMATION(1)   Name and telephone number of person to contact
                                  in regard to this notification

      Julie Sansom-Reese               (972)              239-0271
      ----------------------        -----------       ------------------
      (Name)                        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes    [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                                                             [X] Yes    [ ] No



      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The financial results for Tech Electro Industries, Inc. (the "Company") for the quarter ended March 31, 2000 differ significantly from the corresponding period ended March 31, 1999. For the three months ended March 31, 2000, the Company had revenues of $5,730,795, an increase of $512,698 (9.825%) compared to sales of $5,218,097. The Company had a basic and diluted net income of $137,870 or $0.02 after a one time extraordinary gain of $568,750 compared to a net loss of ($0.37) in the similar period ended March 31, 1999. The Company's extraordinary gain for the three-months ended March 31, 2000, was a result of paying off of the promissory note which was paid in full by the payment of $500,000 in cash and the issuance of 1,100,000 shares of Tech Electro Common Stock. The net income (loss) also varied significantly because US Computer Group was not consolidated in the Company's financial results for the three months ended March 31, 2000 while the comparative period of 1999 includes two months of USCG operations.

                          Tech Electro Industries, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2000               By /s/ JULIE SANSOM-REESE
       ------------------           --------------------------------------
                                    Julie Sansom-Reese, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                   ATTENTION
--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------